Exhibit 99.1

Celestica Inc.

Annual Meeting of Shareholders

April 21, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business	Outcome of Vote

1.                                      Election of each director nominee proposed in the Management Information Circular of the Company dated March 7, 2016, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:

Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Daniel P. DiMaggio	575,251,794	99.99%	83,229	0.01%
William A. Etherington	573,023,871	99.60%	2,311,152	0.40%
Laurette T. Koellner	572,704,376	99.54%	2,630,647	0.46%
Robert A. Mionis	575,249,302	99.99%	85,721	0.01%
Joseph M. Natale	575,249,747	99.99%	85,276	0.01%
Carol S. Perry	575,251,612	99.99%	83,411	0.01%
Eamon J. Ryan	575,028,373	99.95%	306,650	0.05%
Gerald W. Schwartz	565,314,303	98.26%	10,020,720	1.74%
Michael M. Wilson	575,234,604	99.98%	100,419	0.02%

2. Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.	Carried by a show of hands.

Business	Outcome of Vote

3. Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.	Carried by a show of hands.

4. Approval of advisory resolution on the Company’s approach to executive compensation.	Approved.

Votes For	% Votes For	Votes Against	% Votes Against
553,835,946	96.26%	21,499,077	3.74%